EXHIBIT 99.2

News Release

Descartes Acquires Infodis

Adds European Logistics Community and Transportation Management Capabilities to Descartes’ Logistics Technology Platform

WATERLOO, Ontario, June 4, 2012 – Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, acquired Infodis B.V., a leading Netherlands-based provider of software-as-a-service (SaaS) transportation management solutions.

Infodis provides a rich, functional transportation management network-based solution that handles specific European logistics requirements. The solution manages both inbound and outbound purchased transportation for more than 5 million shipments per year to and from Europe, with particular strength in Europe/Asia Pacific shipping.

“Logistics is a global business where local considerations play a key role in the efficiency of logistics operations,” said Edward Ryan, Chief Commercial Officer at Descartes. “By combining with Infodis we not only add critical European domain expertise and functionality to our existing Transportation Management suite, we also welcome many European and Asia Pacific carriers and shippers to our logistics community.”

Through the acquisition, more than 200 carriers in Europe and Asia, and some of the world’s leading high-tech companies, will be connected to Descartes’ Logistics Technology Platform, where more than 35,000 trading partners connect and collaborate to improve logistics operations.  By making Infodis’ technology available on the Logistics Technology Platform, Descartes customers can access a broader range of European-focused transportation management capabilities as well as new functionality, such as CO2 emission calculations.

“Descartes continues to look to combine with market leaders that share a similar philosophy and culture of serving customers,” said Arthur Mesher, Descartes’ Chairman and CEO. “Infodis, like Descartes, has been successful in working with global category-leaders by focusing on delivering customer results.  We look forward to helping our collective customers improve the productivity, performance and security of their logistics operations.”

Infodis is headquartered in Woerden, the Netherlands, and provides international transportation management solutions to some of the world’s leading high-tech companies, including Philips, Sony, and Canon. The all cash purchase price for the acquisition was EUR 3.0 million (approximately USD $3.7 million at June 4, 2012), with Descartes acquiring approximately EUR 0.4 million in working capital (approximately USD $0.5 million at June 4, 2012).

About Infodis

For more information about Infodis, visit www.infodis.nl.

About Descartes

Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes' B2B network, the Global Logistics Network, integrates more than 35,000 trading partners to our cloud-based Logistics Technology Platform to unite their businesses in commerce. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

Descartes Investor Contact
Laurie McCauley
investor@descartes.com
(519) 746-6114 x 2358

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' solution offering and potential benefits derived therefrom; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

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